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SEC FILE NUMBER
8 - 68442

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center - 36th Floor
(No. and Street)

New York	**New York**	**10281**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Manfredonia **(646) 786 - 8095**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Mike Manfreedonia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Capital Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

M. M
Signature

Chief Financial Officer
Title

Sarah Dowson
Notary Public
3/28/14

SARAH DOWSON
Notary Public, State of New York
No. 01DO5049582
Qualified in New York County
Commission Expires Sept. 18, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2013
(Available for Public Inspection)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center - 36th Floor
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Manfredonia **(646) 786 - 8095**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Mike Manfreedonia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Capital Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

m. m— l—
Signature

Chief Financial Officer
Title

Sarah Dowson
Notary Public
3/28/14

SARAH DOWSON
Notary Public, State of New York
No. 01DO5049582
Qualified in New York County
Commission Expires Sept. 18, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Capital Advisors, LLC
Independent Auditor's Report
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of
Mercury Capital Advisors, LLC

We have audited the accompanying financial statement of Mercury Capital Advisors, LLC (the "Company"), which comprises the Statement of Financial Condition as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mercury Capital Advisors, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 31, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	3,663,959
Accounts receivable - current		11,280,028
Accounts receivable - non-current		7,840,678
Fixed assets and leasehold improvements, net		342,332
Prepaid expenses and other assets		733,048
Total assets	$	23,860,045
Liabilities and Member's Equity		
Due to affiliates	$	927,776
Accounts payable and accrued liabilities		712,052
Total liabilities	$	1,639,828
Commitments and contingencies (Note 6)		
Member's equity		22,220,217
Total liabilities and member's equity	$	23,860,045

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group LP ("MCA LP"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of PIPES. The Company earns placement and advisory fees from these sources.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the statement of financial condition.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of the referenced financial institution is not a concern at this time.

Revenue Recognition
The Company earns placement fee and advisory fee income in connection with capital raising and private securities transactions. On January 1, 2010, the Company, MCA LP and MCA LP's London based subsidiary (Mercury Capital Advisors, LLP) entered into a Transfer Pricing Agreement, which governs how global revenues are to be allocated.

Accounts Receivable
Accounts receivable are stated at unpaid balances, less any allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding. Some long-term receivables carry interest rates on the outstanding unpaid balance that approximate interest rates for similar term receivables.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and related interest payments according to the receivable agreement. Accounts either have an allowance established or are written off when management believes that the collection, after considering current economic conditions, business conditions and collection efforts, of the receivables and related interest is doubtful.

The Company analyzes specific accounts receivable, customer concentrations, customer credit worthiness, current economic trends and changes in its customer's payment terms when evaluating the adequacy of doubtful accounts. At December 31, 2013, the Group has determined that no allowance for doubtful accounts is necessary.

As of December 31, 2013, $1,080,713 of accounts receivable are pledged as collateral for the senior notes payable issued by its parent, MCA LP.

Fair Value of Financial Instruments
The carrying value of short-term financial instruments, including cash, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:
• Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
• Level – 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
• Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. However, the Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized, which results in a charge to income tax expense in the statement of operations.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2013, management of the company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2010 and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

Significant Customers and Concentrations of Credit Risk
The Company earns placement and advisory fee income in connection with capital raising and private securities transactions.

Intercompany Balances with Affiliates
Receivables from and payables to affiliated Companies are offset and the net amount reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at December 31, 2013:

Leasehold improvements	$ 162,811
Furniture	156,488
Computers	102,083
Copiers	75,415
	496,797
Less: Accumulated depreciation	(154,465)
Net fixed assets and leasehold improvements	$ 342,332

4. Expense Sharing Agreement

On November 9, 2010, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company. Amounts due to MCA LP at December 31, 2013 are $ $432,596 and are included in due to affiliates on the Statement of Financial Condition.

5. Asset and Liability Transfer

During 2013, the Company received a contribution of certain assets and assumed certain liabilities from its Parent. The contributed assets and assumed liabilities were recorded by the Company at the Parent's carrying value. The asset contribution and liability assumption were accounted for as a non-cash transaction.

6. Lease Commitments

On May 7, 2013, the Company entered into a lease for office space in San Francisco, CA, extending through August 31, 2014. On September 1, 2013, the Company entered into a lease for office space in Boston, MA, extending through August 31, 2014. On October 1, 2013, the Company entered into a lease for office space in Washington, DC, extending through September 30, 2015.

Future minimum lease commitments under non-cancellable leases at December 31, 2013, are as follows:

Year Ending December 31	
2014	$ 57,272
2015	30,960
Total	$ 88,232

7. Taxes

The Company is wholly owned by MCA LP. It is a single member LLC and is treated as a disregarded entity for US tax purposes. As a disregarded entity, MCA LLC does not file its own tax returns. The Company is, however, subject to New York City Unincorporated Business Tax ("NYC UBT") of 4% attributable to the Company's operations apportioned to New York City. The Company is also subject to a minimum tax in California.

Deferred tax liabilities of $154,899 as of December 31, 2013, are the result of temporary differences arising from the Company's use of the cash basis for revenue recognition for tax reporting purposes, which differs from US GAAP which requires the use of accrual accounting for revenue recognition.

The deferred tax liability at December 31, 2013, is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

8. Financial Instruments and Fair Market Valuation

The accounting standards extend existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized in the consolidated statement of financial condition, for which it is practicable to estimate fair value. If estimated fair value is not practicable, the accounting standards require disclosures of descriptive information pertinent to estimating the fair value of the financial instrument. The Company's financial instruments are considered to be Level 2 instruments within the fair value hierarchy. Accounts receivable fair value is described below.

At December 31, 2013, all of the Company's financial instruments were carried at amortized cost. The Company estimates that the fair value of all financial instruments, other than accounts receivable described below, approximates the carrying value.

The fair value of accounts receivable is determined using a discounted cash flow model. This model primarily uses observable and unobservable inputs such as a discount rate based upon similar (public) instruments, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with these private instruments.

The Company estimates that the fair value of accounts receivable at December 31, 2013, is $1,247,225 less than the amount at which they are carried on the Statement of Financial Condition. The Company has assessed the accounts receivables for impairment as at December 31, 2013, and determined that there is no permanent impairment to the accounts receivable.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, The Company is required to maintain minimum Net Capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of $2,024,131, which was $1,925,136 above its required Net Capital of $98,995. The percentage of aggregate indebtedness to net capital is 73.36%. The Company had aggregate indebtedness at December 31, 2013, of $1,484,929, which included amounts due to affiliates $927,776 and Accrued Expenses of $557,153.

10. Subsequent Events

The Company has evaluated subsequent events through March 31, 2014, the date of issuance of the accompanying statement of financial condition. A distribution of up to $6.9 million out of member's equity was approved by the Company's Executive Committee on March 28, 2014. The distribution will be made, within regulatory guidelines and requirements, during 2014. This statement of financial condition does not reflect this distribution payable.

Other than the above mentioned distribution, there have been no other material subsequent events requiring disclosure or adjustment to the statement of financial condition.